Exhibit (d)(2)

CONFIDENTIAL

February 21, 2012

Tokyo Electron Ltd.

Akasaka Biz Tower

3-1 Akasaka 5-chrome

Minato-ku, Tokyo 107-6325

Japan

Ladies and Gentlemen:

In connection with the possible interest of Tokyo Electron Ltd. (“TEL”) in a negotiated transaction (a “Transaction”) involving FSI International, Inc. and its subsidiaries (collectively, the “Company”), either Party may furnish, or cause to be furnished, to the other Party certain information that is non-public, confidential, or proprietary. In consideration of, and as a condition to, the foregoing, TEL and the Company hereby agree as follows:

1.	“Confidential Information” and Certain Other Terms Defined.

(a)	“Affiliate” has the meaning given to it in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)	“Agreement” means this agreement.

(c)	“Confidential Information” means all information that is furnished (whether before, on, or after the date hereof) by or on behalf of the Provider to the Recipient or any of such Recipient’s Affiliates or Representatives, in whole or in part, regardless of the form of communication and whether or not identified as confidential, together with all notes, analyses, compilations, studies, interpretations, or other documents prepared by such Recipient or any of its Affiliates or Representatives to the extent containing or otherwise reflecting, in whole or in part, any of such information (such notes, analyses, compilations, studies, interpretations and other documents are referred to collectively as “Recipient Analyses”). Additionally, notwithstanding the following sentence, the fact that such information has been or will be so furnished, and the existence and nature of discussions or negotiations (if any) involving the Parties regarding a possible Transaction is “Confidential Information” that is deemed to be so furnished by each Party to the other Party. The term “Confidential Information” does not include information that:

(1)	is or becomes generally available to the public, other than as a result of a disclosure by the Recipient or any of its Affiliates or Representatives in breach or violation of this Agreement;

(2)	was within the Recipient’s possession prior to it being furnished by or on behalf of the Provider, so long as the source of such information was not known by such Recipient or any of its Affiliates to be bound by an obligation of confidentiality to the Provider or any of its Affiliates regarding such information; or

(3)	becomes available to the Recipient on a non-confidential basis from a source other than the Provider or any of its Affiliates or Representatives, so long as the source of such information was not known by the Recipient or any of its Affiliates to be bound by an obligation of confidentiality to the Provider or any of its Affiliates regarding such information.

(4)	was independently developed by the Recipient without use of, or reference to, any of the Confidential Information furnished by or on behalf of the Provider in connection with this Agreement.

(d)	“Party” meansTEL or the Company.

(e)	“Provider” means the Party furnishing information, or on whose behalf information is furnished, in any given instance.

(f)	“Recipient” means the Party receiving information, or on whose behalf information is received, in any given instance.

(g)	“Representatives” means, with respect to any Party, any of the Party’s, or any of the Party’s Affiliates”, directors, officers, board observers, managers, employees, lenders (current or prospective), investors (current or prospective), agents, or advisers, including attorneys, accountants, consultants, bankers, and other financial advisers, in each case who have received Confidential Information.

2.	Confidentiality and Non-Disclosure Obligations.

(a)	Each Recipient will, and will cause each of its Affiliates and Representatives to, keep all Confidential Information furnished by or on behalf of the Provider confidential. Each Recipient will not, and will cause each of its Affiliates and Representatives not to, without the prior written consent of the Provider.

(1)	disclose any such Confidential Information, in any manner, in whole or in part; or

(2)	use any such Confidential Information, other than in connection with considering a Transaction.

(b)	Moreover, each Recipient will disclose Confidential Information furnished by or on behalf of the Provider only to its Affiliates and Representatives who:

(1)	need to know such Confidential Information in connection with considering a Transaction; and

(2)	are informed by Recipient of the confidential nature of such Confidential Information and of the restrictions on its disclosure and use.

3.	Permissible Contacts. Each Party will not, and will cause each of its Affiliates and Representatives not to, initiate or maintain contact (except in the ordinary course of business) with the other Party or any of its Affiliates or Representatives regarding the business, operations, prospects, or finances of such other Party or any of its Affiliates or any Transaction, except for such persons as such other Party or its Representatives shall designate to such Party in writing.

4.	Return and Destruction of Confidential Information. Promptly upon the Provider’s written request, the Recipient will either return to the Provider or destroy all Confidential Information furnished by or on behalf of such Provider, and all copies thereof, except for the portion of such Confidential Information that consists of Recipient Analyses. Recipient Analyses will be kept confidential pursuant to the terms hereof. Notwithstanding the foregoing, the Recipient may retain one copy of any such Confidential Information in its law department for the sole purpose of demonstrating compliance with this Agreement. Notwithstanding the return, retention, or destruction of such Confidential Information, each Party will continue to be bound by its obligations hereunder.

5.	Compelled Disclosure. Nothing herein precludes the Recipient or any of its Affiliates or Representatives from disclosing Confidential Information that such Recipient is compelled to disclose under applicable legal requirement, stock exchange rule, or similar rule regarding the securities of such Recipient or its Affiliate, so long as the procedures in this Section 5 are satisfied. If the Recipient or any of its Affiliates or Representatives becomes so compelled to disclose any Confidential Information furnished by or on behalf of such Provider, then such Recipient will provide the Provider with prompt written notice thereof and will reasonably cooperate, and cause such Affiliate or Representative (as applicable) to reasonably cooperate, with the Provider, to the extent the Provider reasonably requests, so that the Provider may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Agreement. If such protective order or other remedy is not obtained, or if the Provider waives compliance with the provisions of this Agreement, then such Recipient will, and will cause such Affiliate or Representative (as applicable) to, furnish only that portion of such Confidential Information that is required to be furnished and exercise reasonable efforts to obtain reliable assurances that confidential treatment will be accorded to such portion of Confidential Information.

6.	No Representations or Liability Regarding Confidential Information. Neither Party nor any of its Affiliates or Representatives (a) makes any representation or warranty, express or implied, as to the accuracy or completeness of any Confidential Information or (b) will have any liability to the other Party or any of its Affiliates or Representatives relating to or resulting from the use of, or any error in, any Confidential Information or omission therefrom. Only representations or warranties made in a final definitive agreement regarding any Transaction contemplated hereby, when, as, and if executed, and subject to the limitations and restrictions stated therein, will have any legal effect.

7.	Trading and Ownership of Securities. The Recipient will not, and will cause each of its Affiliates and Representative not to, use any Confidential Information furnished by or on behalf of such Provider in connection with purchases or sales of, or trading in, any securities of the Provider, including direct or indirect purchases or sales, offers or agreements to purchase or sell, or rights or options to purchase or sell. Each Party hereby acknowledges that it is aware of, and that each of its Affiliates and Representatives apprised of any of the matters herein have been or will be advised of their, responsibilities under United States federal and state and other applicable securities laws regarding trading in securities while in possession of material non-public information obtained from or on behalf of the issuer thereof and with respect to providing such information to other persons who purchase or sell securities of such issuer.

8.	Standstill. For a period of one year following the date hereof, each Party will not, and will cause each of its Affiliates and each member, director, officer, and manager of such Party or of any of its Affiliates not to, directly or indirectly:

(a)	acquire or agree, offer, seek, or propose to acquire (by merger, tender offer, purchase, or otherwise), ownership (including beneficial ownership as defined in Rule 13d-3 under the

Exchange Act) of any of the other Party’s assets, businesses, voting stock, or any rights or options to acquire such ownership (including from a third party), except pursuant to any proposal expressly solicited by the Chief Executive Officer of the other Party;

(b)	seek or propose to influence or control the management or policies of the other Party or to obtain representation on the other Party’s board of directors, or solicit proxies or consents with respect to any securities of the other Party in connection with the election of directors or any other matter;

(c)	make any other public announcement with respect to any of the foregoing or take any other intentional action that would reasonably be expected to require that the other Party make a public announcement with respect to any of the foregoing;

(d)	enter into any discussions, negotiations, arrangements, or understandings with any person (other than the other Party or its Affiliates) with respect to any of the foregoing; or

(e)	request that the other Party, directly or indirectly, waive or amend any term of this Section 8.

The provisions of this Section 8 shall immediately terminate and no longer be binding on a Party following the occurrence of any of the following events: (i) the other Party enters into, or announces its intention to enter into, a definitive agreement with respect to the Alternative Acquisition Proposal with a third party; (ii) the other Party or its board of directors (or a committee thereof) publicly recommends or publicly supports the Alternative Acquisition Proposal proposed by a third party; (iii) at any time after the date hereof there shall be pending a third party tender or exchange offer to acquire fifty percent (50%) or more of the then outstanding equity securities of the other Party, and the other Party’s board of directors shall have failed to recommend that its stockholders reject such tender or exchange offer in the Schedule 14D-9 related thereto or any comparable communication under applicable law (or in any amendment thereof); or (iv) the other Party publicly announces that it is seeking to effect a sale to any third party through the Alternative Acquisition Proposal. For purposes of this Agreement, “Alternative Acquisition Proposal” shall mean any inquiry, proposal, offer or indication of interest (Whether or not in writing) for or relating to (in one transaction or a series of related transactions) any of the following: (i) any direct or indirect acquisition or purchase (including by any license or lease) by any third party of (A) assets (including equity securities of any of such Party’s Affiliates) or businesses that constitute or generate fifty percent (50%) or more of the revenues, net income or assets of such Party and its Affiliates on a consolidated basis or (B) beneficial ownership of fifty percent (50%) or more of any class of equity securities of such Party or any of its Affiliates, the assets or business of which constitute or generate fifty percent (50%) or more of the revenues, net income or assets of such Party and its Affiliates on a consolidated basis; (ii) any purchase or sate by or to any third party of, or tender offer or exchange offer by any third party for, equity securities of such Party or any of such Party’s Affiliates that, if consummated, would result in any person beneficially owning fifty percent (50%) or more of any class of equity securities of such Party or any of such Party’s Affiliates, the assets or business of which constitute or generate fifty percent (50%) or more of the revenues, net income or assets of such Party and its Affiliates on a consolidated basis; (iii) any recapitalization, liquidation or dissolution of such Party or any of such Party’s Affiliates, other than a wholly-owned subsidiary, the assets or business or which constitute or generate 50% or more of the revenues, net income or assets of such Party and its Affiliates on a consolidated basis; or (iv) any merger, consolidation, business combination, joint venture, share exchange or similar transaction with a third party involving any of Affiliates of such Party, the assets or business of which constitute or generate fifty percent (50%) or more of the revenues, net income or assets of such Party and its Affiliates on a consolidated basis, or involving such Party, if, as a result of any such transaction, the stockholders of such Party, as a group, immediately prior to the consummation of such transaction would hold less than fifty percent (50%) of the surviving or resulting entity of such transaction immediately after the consummation of such transaction.

9.	Non-Solicitation for Employment. Either Party will not, and will cause each of its Affiliates not to, at any time during the period that begins on the date hereof and ends on the date that is one year after the date hereof, directly or indirectly, employ or solicit to employ, or otherwise interfere with or disrupt any employment relationship (contractual or other) of, any individual who is now or later becomes an employee of the other Party or any of its Affiliates, without the other Party’s prior written consent; provided, however, that the foregoing will not be deemed to prohibit general solicitations for employment not specifically directed towards employees of the other Party or any of its Affiliates, and the hiring of employees resulting from such general solicitations.

10.	No Right to Receive Confidential Information or Negotiate. Nothing herein entitles either Party to receive any Confidential Information. Each Party has the right not to make available any information, whether generally or in any instance. Nothing herein obligates either Party to enter into or continue any discussions or negotiations with, solicit or accept any proposal from, or enter into any definitive agreement with, the other Party.

11.	No Other Obligations or Claims. Except for the matters agreed to herein, unless and until a final definitive agreement between the Parties regarding a Transaction has been executed and delivered (or except as expressly provided in any binding written agreement that the Parties may enter into in the future), (a) neither Party will be under any legal obligation of any kind regarding a Transaction by virtue of this Agreement, and (b) no past or future act, omission, or course of conduct will give rise to, or serve as a basis for, any right, obligation or other liability of either Party regarding a Transaction.

12.	No Implied Waiver: Amendments. No failure or delay by either Party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege hereunder. No provision in this Agreement can be waived or amended except in a writing signed by each Party.

13.	Severability. The provisions of this Agreement will, where possible, be interpreted and enforced so as to sustain their legality and enforceability and enforced to the fullest extent permissible under applicable law. If any provision hereof is adjudicated by a court of competent jurisdiction to be invalid or unenforceable, such provision will be deemed amended to the extent necessary to render such provision valid and enforceable and as close to the Parties’ intent as is permissible, such amendment to apply only regarding the operation of such provision in the jurisdiction in which such adjudication is made.

14.	Liability for Actions of Affiliates and Representatives. Each Party will be liable for each breach of this Agreement by any of its respective Affiliates or Representatives. Any act or failure to act by such an Affiliate or Representative that would be a breach of this Agreement if such Affiliate or Representative were a party to this Agreement, will be deemed such a breach.

15.

Indemnification; Injunctive Relief. Each Party will indemnify and hold the other Party and its Affiliates and Representatives harmless from and against any and all claims, damages, losses, costs, or liabilities (including reasonable attorneys’ fees and expenses) arising out of or resulting from any breach of this Agreement by such Party or any of its Affiliates or Representatives. Each Party agrees that irreparable injury may result to the other Party or any of its

Affiliates if a Party (or any of its Affiliates or Representatives) breach any provision hereof and that money damages may not be a sufficient remedy therefor. Each Party therefore agrees that if it engages, or cause or permit any other person to engage, in any act in breach of any provision hereof, then the other Party will be entitled, in addition to all other remedies, damages and relief available under applicable law, an injunction prohibiting the breaching Party (or such other person) from engaging in any such act or specifically enforcing this Agreement without proof of actual damages, and that each Party waives (and will use its best efforts to cause its Affiliates and Representatives to waive) any requirement for the securing or posting of any bond.

16.	Governing Law and Forum. This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law. Each Party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of any federal or state court located in New York, New York for any actions, suits or proceedings arising out of or relating to this Agreement (and each Party agrees not to commence any action, suit or proceeding relating thereto except in such courts). Each Party hereby irrevocably and unconditionally waives any objection which such Party may now or hereafter have to the laying of venue of any action, suit or proceeding arising out of this Agreement in the federal or state courts located in New York, New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

17.	Entire Agreement. This Agreement contains the entire agreement between the Parties regarding the subject matter hereof and supersedes all prior agreements or understandings between the Parties with respect thereto.

18.	Successors: Assignment.

(a)	Except as expressly provided in Section 18(b), neither this Agreement not any of the rights, interests, or obligations hereunder may be assigned by either Party (whether by operation of law or otherwise) without the prior written consent of the other Party.

(b)	This Agreement will inure to the benefit of each Party as well as to any person that after the date hereof may acquire the company.

19.	Attorney-Client Privilege. The Provider is not waiving its attorney work-product protections, attorney-client privileges, or similar protections or privileges (including under any joint-defense doctrine) as a result of disclosure of any Confidential Information to the Recipient or any person on its behalf, regardless of whether such Provider has asserted, or is or may be entitled to assert, such protections or privileges. The Parties:

(a)	share a common legal and commercial interest in all such Confidential Information that is subject to such protections or privileges;

(b)	may become joint defendants in proceedings to which such Confidential Information relates; and

(c)	intend that such protections or privileges remain intact if either Party becomes subject to any actual or threatened proceeding to which such Confidential Information relates.

20.	Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, and all of which will constitute the same agreement.

21.	Certain Other Terms. The headings herein are for convenience only and will not affect the meaning or construction of any provision hereof. Except as may be otherwise expressly provided herein, the following rules of interpretation apply hereto:

(a)	the singular includes the plural and vice versa;

(b)	“or” and “any” are not exclusive;

(c)	“includes,” “include,” “included,” and “including” are deemed to be followed by “without limitation”;

(d)	“person” includes any individual, trust, corporation, partnership, limited liability company, joint venture, other business association or entity, court or other tribunal, government or governmental body, division, agency or other governmental unit; and

(e)	the words “hereby,” “herein,” “hereunder,” “hereof,” and words of similar import refer to this Agreement as a whole and not merely to the specific section or clause in which any such word appears.

If you are in agreement with the foregoing, please sign below and return one fully executed copy of this Agreement to the undersigned, whereupon this Agreement will become a binding agreement between TEL and the Company.

Very truly yours, FSI INTERNATIONAL, INC.

By:	/s/ Benno G. Sand
Name: Benno G. Sand Its: Executive Vice President

Accepted and agreed to as of the date first written above.

TOKYO ELECTRON LTD.

By:	/s/ Kenji Washino
Name: Kenji Washino
Its: Executive Vice President